UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Borders Group, Inc.
(Name of Issuer)
Common stock, no par value per share
(Title of Class of Securities)
099709107
(CUSIP Number)
Bennett S. LeBow
c/o LeBow Gamma Limited Partnership
667 Madison Avenue, 14th Floor
New York, New York 10065
(212) 319-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No.	099709107

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Bennett S. LeBow

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		46,241,111

SHARES	8.	SHARED VOTING POWER (See Item 5)*
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		46,241,111

WITH	10.	SHARED DISPOSITIVE POWER (See Item 5)*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,241,111

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 6 Pages

CUSIP No.	099709107
This Amendment No. 1 to Schedule 13D supplements Items 4, 5 and 7 of the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the U.S. Securities and Exchange Commission on June 1, 2010 (the “Schedule 13D”), with respect to the common stock, no par value per share (the “Common Shares”), of Borders Group, Inc., a Michigan corporation (the “Issuer”).
Item 4. Purpose of Transaction
On May 21, 2010, pursuant to that certain Securities Purchase Agreement (the “Securities Purchase Agreement”), dated May 20, 2010, between the Issuer and LeBow Gamma Limited Partnership (the “Purchaser”), an entity controlled by the Reporting Person, the Reporting Person acquired 11,111,111 Common Shares of the Issuer. In addition, the terms of the Securities Purchase Agreement required the Issuer to use its reasonable best efforts to obtain the approval of its shareholders to the issuance to the Purchaser of a stock purchase warrant (the “Warrant”) exercisable to acquire 35,130,000 shares of the Issuer’s Common Stock (the “Warrant Shares”) and to provide the Purchaser with certain additional consent rights.
On September 30, 2010, the Issuer obtained the approval of its shareholders to issue to the Purchaser the Warrant and the Warrant Shares. Accordingly, the Reporting Person was issued the Warrant on September 30, 2010 (the “Date of Issuance”). The Warrant is exercisable into Common Shares at any time after the first anniversary of the Date of Issuance at the option of the Reporting Person at an initial exercise price of $2.25 per share (as adjusted from time to time) up until and including the fifth anniversary of the Date of Issuance. A full description of the ownership interests of the Reporting Person is contained in Item 5.
On September 30, 2010, the Issuer also obtained the approval of its shareholders to grant the Purchaser an additional consent right that requires the Issuer to obtain the Purchaser’s consent prior to the Issuer appointing, terminating or transferring the Chief Executive Officer or the Chief Financial Officer of the Issuer, or any other executive officer of the Issuer, or materially amending or modifying the terms and conditions of any such person’s terms and conditions of employment (subject to customary exceptions) and provided that the consent right does not apply to any action involving the Reporting Person or his affiliates.
The Reporting Person does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a)-(j) of Item 4 of Schedule 13D other than contained herein or that have been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer’s press releases. The Reporting Person, however, will take such actions with respect to the Reporting Person’s investment in the Issuer as deemed appropriate in light of existing circumstances from time to time, which shall include without limitation, with respect to the Reporting Person’s capacity as a director of the Issuer and Chairman of the board of directors of the Issuer, the making of one or more proposals with respect to potential changes in the operations, capital structure or business strategy of the Issuer in an effort to enhance shareholder value.

Page 3 of 6 Pages

CUSIP No.	099709107
Item 5. Interest in Securities of the Issuer
(a)	As of September 30, 2010, the Reporting Person indirectly beneficially owns 35,130,000 Warrant Shares underlying the Warrant and 11,111,111 Common Shares, which in total represent, on an exercised basis, approximately 34.8% of the 133,049,272 Common Shares of the Issuer issued and outstanding as of the date hereof.

(b)	The Reporting Person indirectly has the sole power to vote, or direct the vote of (“Voting Power”), and the sole power to dispose, or direct the disposition of (“Dispositive Power”), the 35,130,000 Warrant Shares underlying the Warrant and 11,111,111 Common Shares through the Purchaser. The Reporting Person is the sole trustee of Bennett S. LeBow Revocable Trust, which is the sole stockholder of LeBow Holdings, Inc., a Nevada corporation, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of the Purchaser. The Reporting Person is also a director and officer of LeBow Holdings, Inc. and a director and officer of LeBow Gamma, Inc.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 7. Materials to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Page 4 of 6 Pages

CUSIP No.	099709107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

BENNETT S. LEBOW
By	/s/ Bennett S. LeBow
	Name:	Bennett S. LeBow

Page 5 of 6 Pages

CUSIP No.	099709107
EXHIBIT INDEX

Exhibit	Description

2	Stock Purchase Warrant dated as of September 30, 2010, issued by Borders Group, Inc. to LeBow Gamma Limited Partnership.

Page 6 of 6 Pages